SUMITOMO MITSUI FINANCIAL GROUP, INC. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, JAPAN

April 5, 2017

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sumitomo Mitsui Financial Group, Inc. (the “Company”) Form 20-F for the Fiscal Year Ended March 31, 2016 Filed June 29, 2016 File No. 001-34919

Dear Ms. Blye:

The Company has received the staff’s comment letter dated March 30, 2017 relating to the Company’s 20-F.

The Company is working expeditiously to compile a response to the staff’s letter. However, the Company believes it will require additional time beyond the ten business days specified in your letter to prepare a proper response to the staff’s questions. Accordingly, the Company respectfully requests an extension of time until April 28, 2017 to submit its response.

Thank you for your kind understanding and please contact Jon Gray of Davis Polk & Wardwell LLP, our outside U.S. counsel (Tel.: +81-3-5574-2667; E-mail: jon.gray@davispolk.com), with any questions you may have regarding this letter. The Company also respectfully requests that e-mail correspondence from the staff be sent to Shizuya Goto, General Manager, Financial Accounting Dept. (E-mail: Goto_Shizuya@vb.smbc.co.jp).

Very truly yours,

/s/ Takeshi Mikami

Takeshi Mikami

General Manager, Financial Accounting Dept.

Sumitomo Mitsui Financial Group, Inc.

Enclosures

cc:	Jon Gray, Esq. Davis Polk & Wardwell LLP, Tokyo Office